Peoples Financial Corporation
P. O. Box 529
Biloxi, MS 39533-0529
December 7, 2010
Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Peoples Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2009 File No. 001-12103
Dear Mr. Vaughn:
Peoples Financial Corporation (the “Company”) is in receipt of your correspondence dated November 24, 2010. We have carefully reviewed your comments and are pleased to provide the following responses to your inquiries:
Form 10-K for Fiscal Year Ended December 31, 2009
Exhibit 13
Management’s Discussion and Analysis
Critical Accounting Policies, page 1
1. We note your response to prior comment 3 from our letter dated August 5, 2010. You state in your proposed disclosure that you believe the allowance for loan losses (ALL) was “adequate” as of period end. If true, please revise this disclosure as well as other similar disclosures throughout your filing to confirm that you believe that the ALL was “appropriate” for all period presented.
Response:
This disclosure has been revised to include our belief that the ALL is appropriate, and we confirm that we will revise other similar disclosures throughout the filing to include our belief that the ALL is appropriate.
Our proposed revised disclosure is attached as Exhibit A.

Financial Statements
Note C — Loans page 18
2. We note your response and proposed disclosures to prior comment 4 from our letter dated August 5, 2010. Regarding your response to bullet point (d), please note that your determination of the fair value of underlying collateral should be a separate and distinct process from your determination of how much to lend a particular borrower (which results in the loan-to-value ratio) since your underwriting thresholds are irrelevant to the determination of fair value under the appropriate accounting literature. Therefore, please tell us and revise your future filings disclosure to provide more thorough and complete explanation of how you determined that an adjustment of 20% — 35% on all appraised values is appropriate based on the appropriate accounting literature. Clearly identify the steps you took evaluate the market value of the property in arriving at the discount.
Response:
The process for determining the fair value of collateral for collateral-dependent loans is a separate and distinct process from the underwriting process. It appears that our previous description of our process to determine the fair value of collateral for impaired loans was not clear. As such, we have revised the proposed disclosure to provide a more concise description as follows:
When Management determines that a loan is impaired and the loan is collateral-dependent, an evaluation of the fair value of the collateral is performed. The Company maintains established criteria for assessing whether an existing appraisal continues to reflect the fair value of the property for collateral-dependent loans. Appraisals are generally considered to be valid for a period of at least twelve months. However, appraisals that are less than 12 months old may need to be adjusted. Management considers such factors as the property type, property condition, current use of the property, current market conditions and the passage of time when determining the relevance and validity of the most recent appraisal of the property. If Management determines that the most recent appraisal is no longer valid, a new appraisal is ordered from an independent and qualified appraiser.
During the interim period between ordering and receipt of the new appraisal, Management considers if the existing appraisal should be discounted to determine the estimated fair value of collateral. Discounts are applied to the existing appraisal and take into consideration the property type, condition of the property, external market data, internal data, reviews of recently obtained appraisals and evaluations of similar properties, comparable sales of similar properties and tax assessment valuations. When the new appraisal is received and approved by Management, the valuation stated in the appraisal is used as the fair value of the collateral in determining impairment, if any. Any specific reserves recorded in the interim are adjusted accordingly.
Our proposed revised disclosure is attached as Exhibit B.

The Company strives to be fully compliant with all applicable laws and regulations and will take the necessary steps to address the issues you have noted. I trust that you will find our responses to be satisfactory. Should you need additional information or further response or action from us, please do not hesitate to contact me or Lauri Wood, the Company’s chief financial officer, at 228-435-8205.

Sincerely yours,

/s/ Chevis C. Swetman

Chevis C. Swetman
Chairman, President and Chief Executive Officer

Exhibits

Exhibit A: Revised Disclosure of Critical Accounting Policies (revision underlined)
Critical Accounting Policies
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates these estimates and assumptions on an on-going basis using historical experience and other factors, including the current economic environment. We adjust such estimates and assumptions when facts and circumstances dictate. Certain critical accounting policies affect the more significant estimates and assumptions used in the preparation of the consolidated financial statements.
Allowance for loan losses:
The Company’s most critical accounting policy relates to its allowance for loan losses (“ALL”), which reflects the estimated losses resulting from the inability of its borrowers to make loan payments. The ALL is established and maintained at an amount sufficient to cover the estimated loss associated with the loan portfolio of the Company as of the date of determination. Credit losses arise not only from credit risk, but also from other risks inherent in the lending process including, but not limited to, collateral risk, operation risk, concentration risk and economic risk. As such, all related risks of lending are considered when assessing the adequacy of the ALL. On a quarterly basis, Management estimates the probable level of losses to determine when the allowance is adequate to absorb reasonably foreseeable, anticipated losses in the existing portfolio based on our past loan loss experience, known and inherent risk in the portfolio, adverse situations that may affect the borrowers’ ability to repay and the estimated value of any underlying collateral and current economic conditions. Management believes that the ALL is adequate and appropriate for all periods presented in these financial statements. If there was a deterioration of any of the factors considered by Management in evaluating the ALL, the estimate of loss would be updated, and additional provisions for loan losses may be required. The analysis divides the portfolio into two segments: a pool analysis of loans based upon loss history by loan type and a specific reserve analysis for those loans considered impaired under generally accepted accounting principles. All credit relationships with an outstanding balance of $100,000 or greater are individually reviewed for impairment. All losses are charged to the ALL when the loss actually occurs or when a determination is made that a loss is likely to occur; recoveries are credited to the ALL at the time of receipt.
Employee Benefit Plans:
Employee benefit plan liabilities and pension costs are determined utilizing actuarially determined present value calculations. The valuation of the benefit obligation and net periodic expense is considered critical, as it requires Management and its actuaries to make estimates regarding the amount and timing of expected cash outflows including assumptions about mortality, expected service periods and the rate of compensation increases.

Exhibit B: Proposed Revised Disclosure of Appraisals (revisions underlined)
At each reporting period, the Company determines which loans are impaired. Accordingly, the Company’s impaired loans are reported at their estimated fair value on a non-recurring basis. An allowance for each impaired loan is calculated based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of its collateral. Most of the Company’s impaired loans are collateral-dependent. The fair value of the collateral for these loans is based on appraisals performed by third-party valuation specialists, comparable sales and other estimates of fair value obtained principally from independent sources such as the Multiple Listing Service or county tax assessment valuations, adjusted for estimated selling costs. The Company has a Real Estate Appraisal Policy (the “Policy”) which is in compliance with the guidelines set forth in the “Interagency Appraisal and Evaluation Guidelines” which implement Title XI of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”). The Policy further requires that appraisals be in writing and conform to the Uniform Standards of Professional Appraisal Practice (“USPAP”). An appraisal prepared by a state-licensed or state-certified appraiser is required on all new loans secured by real estate in excess of $250,000. Loans secured by real estate in an amount of $250,000 or less, or that qualify for an exemption under FIRREA, must have a summary appraisal report or in-house evaluation, depending on the facts and circumstances. Factors including the assumptions and techniques utilized by the appraiser, which could result in a downward adjustment to the collateral value estimates indicated in the appraisal, are considered by the Company.
Changes in the general economy, or economy or real estate market in a particular geographic area or industry are reflected in the general reserve component of the allowance for loan losses.
When Management determines that a loan is impaired and the loan is collateral-dependent, an evaluation of the fair value of the collateral is performed. The Company maintains established criteria for assessing whether an existing appraisal continues to reflect the fair value of the property for collateral-dependent loans. Appraisals are generally considered to be valid for a period of at least twelve months. However, appraisals that are less than 12 months old may need to be adjusted. Management considers such factors as the property type, property condition, current use of the property, current market conditions and the passage of time when determining the relevance and validity of the most recent appraisal of the property. If Management determines that the most recent appraisal is no longer valid, a new appraisal is ordered from an independent and qualified appraiser.
During the interim period between ordering and receipt of the new appraisal, Management considers if the existing appraisal should be discounted to determine the estimated fair value of collateral. Discounts are applied to the existing appraisal and take into consideration the property type, condition of the property, external market data, internal data, reviews of recently obtained appraisals and evaluations of similar properties, comparable sales of similar properties and tax assessment valuations. When the new appraisal is received and approved by Management, the valuation stated in the appraisal is used as the fair value of the collateral in determining impairment, if any. Any specific reserves recorded in the interim are adjusted accordingly.